Will H. Cai

+852 3758 1210

wcai@cooley.com

August 18, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Melissa Walsh, Senior Staff Accountant Mr. Stephen Krikorian, Accounting Branch Chief Ms. Priscilla Dao, Staff Attorney Mr. Larry Spirgel, Office Chief

Re:	Bitdeer Technologies Group Responses to Staff’s Comments on August 16, 2022 CIK No. 0001899123

Ladies and Gentlemen:

On behalf of our client, Bitdeer Technologies Group (the “Company”), we are submitting this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Staff’s comments (“Comments”) on August 16, 2022 relating to certain accounting and other issues associated with the Company’s cryptocurrency lending and purchase of wealth management products. Set forth below are the Company’s responses to the Comments. The Comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not defined herein are used herein as defined Amendment No. 5 to the Draft Registration Statement on Form F-4 submitted via EDGAR on July 6, 2022 (“DRS/A”).

August 18, 2022

1.	With respect to each of the (i) USDC lending to Matrixport Group and (ii) the wealth management product offered by Matrixport Group, please provide a flow chart illustrating the flow of crypto and fiat currencies and the underlying economics.

In response to the Staff’s comment, the Company respectfully submits the following:

USDC Lending

Notes:

(1)	Bitdeer chose to convert 30 mil USDC through Matrixport Group Sub 1 (which is responsible for OTC businesses and is not the borrowing entity), but is not required to convert USDC through Matrixport Group in order to participate in the USDC lending to Matrixport Group.

(2)	Bitdeer instructed Matrixport Group Sub 1 to transfer USDC to a designated wallet address provided by Matrixport Group Sub 2 (i.e., the borrowing entity) pursuant to the credit loan agreement.

(3)	Matrixport Group Sub 2 transferred the principal and interest in USDC to Bitdeer. Because Bitdeer generally does not hold cryptocurrencies, it promptly converted USDC into fiat currencies following receipt.

55 Hudson Yards, New York, New York 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

August 18, 2022

Wealth Management Product

Notes:

(1)	Bitdeer chose to convert 30 mil USDT through Matrixport Group Sub 1 (which is responsible for OTC businesses), but is not required to convert USDT through Matrixport Group Sub 1 in order to purchase the wealth management products offered on Matrixport app.

(2)	Matrixport Group Sub 1 transferred USDT to Bitdeer.

(3)	Bitdeer transferred USDT to its designated address on Matrixport app and instructed the purchase of the wealth management product.

(4)	Upon redemption of the wealth management product by Bitdeer, USDT (in the amount that is equal to net value of the product minus the redemption fee as discussed in details in response to comment 4 below) was returned to Bitdeer’s designated account on Matrixport app and available for withdrawal.

(5)	Bitdeer withdrew USDT and promptly converted USDT into fiat currencies following receipt.

In addition, the Company respectfully advises the Staff that the business nature of borrowing USDC from Bitdeer is similar to the fixed income products offered by Matrixport Group to its customers, which is in the ordinary course of business of Matrixport Group. The USDT wealth management product is also offered by Matrixport Group to its customers as an ordinary course of business.

It was Bitdeer’s objective to optimize its cash management cycle and generate a higher return on cash not otherwise used in its operating activities, as disclosed on page 188 of the DRS/A. Because both USDT and USDC are stablecoins, the conversion rates of USDT:USD and USDC:USD are both approximately 1:1, and the conversion of USD into USDT and USDC can be done with minimum transaction cost. As a result, Bitdeer engaged in USDC lending and purchased USDT wealth management products that would generate higher return on cash compared to investments denominated in fiat currencies, even it did not hold USDC or USDT and had to convert fiat currencies into cryptocurrencies.

2.	Please provide a copy of the loan agreement between Bitdeer and Matrixport Group on the 30 million USDC lending.

In response to the Staff’s comment, the Company will supplementally submit the credit loan agreement between Bitdeer and Matrixport Group under a confidential treatment request.

3.	Please provide a control analysis under IFRS 15.

The Company respectfully submits to the Staff the analysis as follows.

With respect to the USDC lending to Matrixport Group, as Bitdeer accounts for the USDC as an intangible asset, Bitdeer analyzes whether the USDC lent should be derecognized from its book according to IAS 38 paragraph 112 and 114, in which it states an intangible asset is derecognized when it is disposed of, which occurs upon the transfer of control in accordance with the requirements for determining when a performance obligation is satisfied in IFRS 15.

IFRS 15 distinguishes the satisfaction of performance obligation into two patterns, over time and at a point in time. Because none of the criteria for satisfying a performance obligation over time is met for the lending transaction of the USDC according to IFRS 15 paragraph 35, the transfer of control analysis is conducted based on the guidance set forth for performance obligation satisfied at a point in time. IFRS 15 paragraph 33 defines that control of an asset refers to the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. Because the borrower must return the USDC in the same quantities upon the maturity of the loan, control of the transferred USDC has not passed with the existence of such repurchase right pursuant to IFRS 15 paragraph B66. Although the stablecoins are fungible and the borrower does not need to return the original units of USDC Bitdeer lent, the conclusion is not affected because IFRS 15 paragraph B64 indicates that the repurchased asset may be an asset that is substantially the same as the original asset.

55 Hudson Yards, New York, New York 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

August 18, 2022

Specifically, the repurchase right limits the borrower’s ability to control the USDC because the lending contract provides Bitdeer a contractual right to receive the USDC back which limits the borrower’s ability to direct the use of the asset only to the period of lending. Additionally, as the borrower needs to return the asset, the borrower is not entitled to substantially all of the remaining benefits from the USDC borrowed.

IFRS 15 paragraph 38 further provides indicators on the transfer of control. In analyzing the transfer of control regarding the lending transactions, Bitdeer believes the most relevant indicator is whether the borrower has the significant risks and rewards of ownership to the USDC. Even though there are no restrictions in the borrower’s use of the USDC, the risk associated with the asset, such as the pricing risk, is not transferred to the borrower. As the borrower would need to return the same number of stablecoins borrowed, the borrower does not bear the pricing risk of the USDC. Similarly, the reward associated with the USDC is not entirely transferred to the borrower because the borrower will have to set aside the same number of USDC and transfer to Bitdeer as repayment.

In conclusion, Bitdeer does not believe the control of the asset has been transferred to the borrower in the lending transaction.

Bitdeer also considered IFRS 15 paragraph B21 related to the right of return in a sale. In the lending transaction, the return of the asset is not at the borrower’s request, but rather, the borrower is obligated to return the asset. As the borrower cannot choose to return the asset or not, the lending contract does not fall into the scope of the sale with a right of return contract as described in IFRS 15 paragraph B20. Furthermore, based on the control analysis above, the control of the transferred asset is not passed to the borrower. The guidance on the sale with a right of return applies to transactions with the premise that the control of the asset has been passed. Therefore, the lending transaction should not be accounted for as a sale with a right of return. IFRS 15 paragraph 21 is not applicable to the underlying transaction.

Accounting for the lending transaction

Bitdeer notes the loan arrangement grants the borrower a right to use an identified intangible asset for a period of time and the risk and reward incidental to the ownership of the stablecoins are not transferred to the borrower, the transaction is accounted for as an operating lease pursuant to IFRS 16. The interest for using the cryptocurrencies is regarded as the consideration in exchange for the borrower’s right to use the stablecoins during the period and is recognized over the period of use on a straight-line basis.

4.	What is the nature of the management fee charged by Matrixport Group in connection with the wealth management product, and how is it calculated.

In response to the Staff’s comment, the Company respectfully submits that Matrixport Group charges a management fee that is solely comprised of a redemption fee upon Bitdeer’s redemption of the wealth management product. The redemption fee will be deducted from the amount of USDT returned to Bitdeer upon redemption, and the redemption fee rate is 0.5% for the 30 million USDT wealth management product. As a result, when Bitdeer redeemed, it received the following amount:

Amount Received = Redeemed Shares in Fund * Net Value per Share of the Fund at Redemption * 99.5%.

*          *          *

55 Hudson Yards, New York, New York 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

If you have any questions regarding the response letter, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai

Will H. Cai

cc:	Linghui Kong, Chief Executive Officer, Bitdeer Technologies Holding Company
Naphat Sirimongkolkasem, Chief Financial Officer, Blue Safari Acquisition Corp.
Nicholas H.R. Dumont, Esq., Partner, Cooley LLP
Timothy Pitrelli, Esq., Partner, Cooley LLP
Danielle Bian, Partner, MaloneBailey, LLP
David Grossman, Partner, Marcum LLP
Derek Dostal, Esq., Partner, Davis Polk & Wardwell LLP
Howard Zhang, Esq., Partner, Davis Polk & Wardwell LLP